

October 22, 2010

Jay S. Hennick
Chief Executive Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

     Re: **FirstService Corporation**
               Form 40-F for the Fiscal Year Ended December 31, 2010
               File No. 000-24762

Dear Mr. Hennick:

We have reviewed your response letter dated September 30, 2010, and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F

Exhibit 1

1. Refer to footnote (1) on page 20. We note that your non-GAAP measure, EBITDA, is calculated differently than EBITDA within the Exchange Act Release No. 47226. Specifically, we note your measure excludes charges other than interest, tax, depreciation, and amortization. As such, you should not characterize your non-GAAP measure as EBITDA and the title of your measure should be distinguished from EBITDA, such as Adjusted EBITDA. While we note information included in a Form 40-F is not subject to Regulation G or Item 10(e) of Regulation S-K, information filed on a Form 6-K is subject to Regulation G unless it meets the criteria set forth in the rule for exclusion for foreign private issuers in Item 100(c) of Regulation G. We note a similar measure as disclosed on page 20 of your Form 40-F was provided in your most recent Form 6-K which is required to comply with Regulation G. Please advise how you plan to comply with Regulation G in future filings on Form 6-K.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3498 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief